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     [Dechert LLP Logo]

September 29, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ING Equity Trust
    (File Nos. 333-56881, 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Karl Paulson Egbert on September 22, 2006, for Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A for ING Equity Trust ("Registrant"). Our summary of the comments and our responses thereto are provided below. The discussion below focuses on the Class A, Class B, Class C and Class Q Prospectus for the ING Index Plus LargeCap Equity Fund ("Fund") and the related Statement of Additional Information ("SAI"). In addition, attached is the requested Tandy Letter (Attachment A).

COMBINED CLASS A, CLASS B, CLASS C AND CLASS Q PROSPECTUS

Introduction to the Fund (pg. 1)

1. Comment: Please consider moving the "Introduction to the Fund" to after the Risk/Return summary.

     Response: The Staff has provided this comment previously and the Registrant believes that the "Introduction to the Fund" is consistent with the format of other ING fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. To the extent that investors are familiar with the format of the Registrant's prospectus, to alter this format for this Fund alone will likely confuse investors. Therefore, we have left the section in its original position in the Prospectus.

Principal Investment Strategies (pg. 1)

2. Comment: The Staff noted that the principal investment strategies section states that the fund "normally invests at least 80% of its net assets in stocks included in the Standard & Poor's 500(R) index." The Staff asked whether "net assets" includes borrowings for investment purposes. If so, please consider adding this phrase to the discussion.

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     Response: The Fund's investments do not include borrowing for investment purposes. Thus, the disclosure has not been modified.

3. Comment: The Staff noted that the principal investment strategies section states that the fund normally invests at least 80% of its total assets in common stocks included in the Standard & Poor's 500(R). The Staff's position is that the index includes companies whose market capitalization may be considered low for a "large cap" fund. Please explain how the Fund's investment strategies comply with Rule 35d-1 and the use of "Large Cap" in the name.

     Response: The disclosure has been revised and now reads "a minimum market capitalization of $3 billion."

Principal Risk (pg. 1)

4. Comments: Please consider adding a section on small and mid-cap risks given the previous comment regarding the nature of the S&P 500(R).

     Response: Because of the modification of the principal investment strategy of the Fund, this disclosure would no longer be appropriate.

How the Fund Has Performed (pg. 3)

5. Comment: Please add the underlined disclosure, "The Fund's past performance before and after taxes is no guarantee of future results."

     Response: The disclosure has been modified as requested.

6. Comment: The Staff noted that the bar chart for "Year by Year Total Returns" does not include the effect of sales change. Please include a statement to that effect.

     Response: The disclosure has been modified as requested.

7. Comment: Please ensure that there is a clear delineation between the fund returns and the index returns in the "Annual Average Total Returns" chart.

     Response: The performance returns for each class are separated by the title for each class, which appears in bold (which appears in all caps in the EDGARIZED version). Ease of review is further facilitated by delineating each line of information in the return table with alternating shaded and unshaded rows. This manner of presentation separates the information that is presented with respect to each class.

8. Comment: The Staff noted that the description of the S&P 500(R) in Footnote 4 to the "Annual Average Total Returns" table only discusses large-cap companies. Please consider including in the description of the S&P 500(R) a comment regarding small and mid-cap companies.

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     Response: The disclosure has been modified.

What You Pay to Invest (pg. 5)

9. Comment: Please move the footnotes to the "Fees That You Pay Directly" table to after the end of both tables.

     Response: The Registrant believes that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled "Fees You Pay Directly" and "Operating Expenses Paid Each Year by the Funds." The Registrant appreciates the Staff's comment; however, the Registrant believes that the disclosure if appropriate in its current location. Accordingly, no change has been made.

10. Comment: The Staff notes that there appear to be no waivers or net expenses in the "Operating Expenses" table. Please consider removing those columns from the table.

     Response: Please see the amended disclosure including net expense information. Although there are currently no waivers, reimbursements or recoupments, this presentation of information is similar to the presentation used by many ING funds. For ease of comparison by investors, this column remains in the table.

Shareholder Guide - Choosing a Share Class (pg. 5)

11. Comment: The Staff noted that investment minimums are disclosed only for Class Q Shares. Please consider adding the minimum investment limits for the other share classes.

     Response: The disclosure has been modified to clarify that there are no minimum additional investment requirements for any class.

Management of the Fund - More Information About Risks (pg. 18)

12. Comment: The Staff notes that several of the risks included under "Other Risks," such as Other Investment Companies, Securities Lending and Portfolio Turnover, were previously mentioned as "Principal Risks." Please resolve whether these risks are to be considered "principal" or "other" risks.

     Response: The disclosure has been modified to clarify which risks are "principal" risks and which risks are "other" risks.

Where To Go For More Information (Back Page)

13. Comment: The SEC phone number is now 202-511-8090. Please clarify that this number is only for information about how to use the public information room and should not be called to obtain information about the Fund.

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     Response: The disclosure has been modified.

COMBINED CLASS A, CLASS B, CLASS C AND CLASS Q - STATEMENT OF ADDITIONAL INFORMATION

Portfolio Transactions (pg. 61)

14. Comment: Please confirm that that sales of fund shares are not a factor in the selection of brokers.

     Response: The Registrant confirms that this business practice is no longer in place and has not been in place for several years.

15. Comment: The Staff noted that Rule 16(b) requires that aggregate dollar amounts for the past three fiscal years regarding affiliated brokerage be disclosed. Please include this information.

     Response: The requested disclosure has been added.

                                      * * *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3499.

Kind regards,


/s/ Karl J. Paulson Egbert
-------------------------------------
Karl J. Paulson Egbert, Esq.
Dechert LLP

Attachment: Huey P. Falgout, Jr., Esq.
            Chief Counsel
            ING U.S. Legal Services

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[ING Funds Logo]

September 29, 2006

VIA EDGAR

Mr. Brion Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: ING Equity Trust
    (File Nos. 333-56881, 811-8817)

Dear Mr. Thompson;

ING Equity Trust ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,


/s/ Huey P. Falgout
-------------------------------------
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc: Jeffrey Puretz, Esq.
    Dechert LLP